Mail Stop 4561

February 29, 2008

Mr. Anthony Lam
Chief Financial Officer
Points International Ltd.
800-179 John Street
Toronto, Ontario, Canada
M5T 1X4

> **Re:** **Points International Ltd.**
> **Form 40-F for the year ended December 31, 2006**
> **Filed 3/29/07**
> **File No. 000-51509**

Dear Mr. Lam:

We have reviewed your response letter dated January 17, 2008 and have the following additional comment.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F filed March 29, 2007

1. We note your previous responses regarding the transition services related to the purchase of MilePoint and await the filing of your revised document.

******

As appropriate, please amend your filing within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief